Exhibit 99.3

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN WHOLE OR IN PART IN, INTO OR FROM ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OR REGULATIONS OF THAT JURISDICTION.

THIS IS AN ANNOUNCEMENT OF A POSSIBLE OFFER FALLING UNDER RULE 2.4 OF THE IRISH TAKEOVER PANEL ACT, 1997, TAKEOVER RULES 2022 (“IRISH TAKEOVER RULES”) AND IS NOT AN ANNOUNCEMENT OF A FIRM INTENTION TO MAKE AN OFFER UNDER RULE 2.7 OF THE IRISH TAKEOVER RULES AND THERE CAN BE NO CERTAINTY THAT AN OFFER WILL BE MADE, OR AS TO THE TERMS ON WHICH ANY OFFER MIGHT BE MADE.

For immediate release

15 September 2023

Runa Capital II (GP) (“Runa”)

Statement regarding possible offer for MariaDB plc (“MariaDB” or “the Company”)

Dublin, Ireland, Sept. 15, 2023 (GLOBE NEWSWIRE) -- Runa announces that it made, on 14 September 2023, an all cash proposal to the Board of MariaDB (the “Board”) to acquire, together with Runa’s investment affiliates, 100% of the issued share capital of the Company not already owned by Runa, at a price of US$0.56 per share (the “Possible Offer”).

As of 14 September 2023 (being the last business day before the date of this announcement), Runa and its investment affiliates owned 5,269,012 ordinary shares of the Company, representing approximately 7.8 per cent. of the Company’s issued ordinary share capital as at such date.

The terms of the Possible Offer represent a premium of approximately 24% to the closing price of MariaDB shares on 13 September 2023 of US$0.45 per share (being the last business day before the date of the Possible Offer proposal).

Given the substantial and consistent losses the Company has incurred and its subscale level of revenue(1), Runa believes that the Company is highly challenged as a public company. The Company has expressed substantial doubt about its ability to continue as a going concern(2) and Runa believes that the Company will continue to face severe challenges as a public company. Runa believes that the terms of its possible offer would deliver significant value for the Company’s shareholders. As an interim measure, Runa is prepared to extend to the Company a $5 million bridge loan on terms to be agreed between the parties such that the Company can avert impending default under its senior debt(3).

It is intended that the proposed transaction would be effected by way of an Irish law scheme of arrangement whereby Runa would acquire 100% of the issued shares of the Company other than those shares already owned by Runa. However, Runa reserves the right to implement the proposal, instead, by way of contractual offer.

There can be no certainty that any offer will be made, nor as to the terms on which any such offer might be made.

In accordance with Rule 2.6(a) of the Irish Takeover Rules, Runa must, by no later than 5.00 p.m. on 27 October 2023 either announce a firm intention to make an offer for the Company in accordance with Rule 2.7 of the Irish Takeover Rules or announce that it does not intend to make an offer, in which case the announcement will be treated as a statement to which Rule 2.8 of the Irish Takeover Rules applies. This deadline may be extended with the consent of the Panel in accordance with Rule 2.6(c) of the Irish Takeover Rules.

Pursuant to Rule 2.5 of the Irish Takeover Rules, Runa reserves the right to vary the form and / or mix of the offer consideration and vary the transaction structure. Runa also reserves the right to amend the terms of any offer (including making the offer on less favourable terms or at a lower price than US$0.56 per share):

(a)	with the recommendation or consent of the Board;

(b)	if MariaDB announces, declares or pays any dividend or any other distribution or return of value to its shareholders after the date of this announcement, in which case Runa reserves the right to make an equivalent adjustment to its proposed offer;

(c)	following the announcement by MariaDB of a whitewash transaction pursuant to the Irish Takeover Rules; or

(d)	if a third party announces a firm intention to make an offer for MariaDB on less favourable terms or at a lower price than US$0.56 per share.

A further announcement will be made as and when appropriate.

Enquiries:

Runa Capital

Murat Akuyev, General Counsel

Runa Capital, Inc.

murat@runacap.com

+1 646 629 9838

Important Notices

Responsibility Statement

The directors of Runa accept responsibility for the information contained in this announcement. To the best of the knowledge and belief of the directors (who have taken all reasonable care to ensure that such is the case), the information contained in this announcement is in accordance with the facts and does not omit anything likely to affect the import of such information.

Further Information

This announcement does not constitute an offer to sell or invitation to purchase any securities. The release, publication or distribution of this announcement in certain jurisdictions may be restricted by law and therefore persons in such jurisdictions into which this announcement is released, published or distributed should inform themselves about and observe such restrictions.

Pre-conditions to and terms of the Possible Offer and conditions to any offer

Any announcement of a firm intention to make an offer by Runa under Rule 2.7 of the Irish Takeover Rules remains subject to satisfaction of or waiver of certain pre-conditions, including satisfactory completion of customary due diligence, negotiation and execution of a definitive transaction agreement containing mutually agreed upon terms (including representations, warranties, covenants and conditions) for a transaction of this nature and an expenses reimbursement agreement in customary form, approval of, and a unanimous and unqualified recommendation in the Rule 2.7 announcement by, the Board to the Company’s shareholders to accept Runa’s offer and final approval of the Runa Investment Committees.

Any offer for the Company under Rule 2.7 of the Irish Takeover Rules would be subject to terms and conditions that are typical for a transaction of that nature including, amongst other things, receipt of any necessary regulatory and competition clearances.

Disclosure Requirements under the Irish Takeover Rules

Under Rule 8.3(a) of the Irish Takeover Rules, any person who is ‘interested’ in 1% or more of any class of ‘relevant securities’ of the Company or a securities exchange offeror (being any offeror other than an offeror which has announced that its offer is, or is likely to be, solely in cash) must make an ‘opening position disclosure’ following the commencement of the ‘offer period’ and, if later, following the announcement in which any securities exchange offeror is first identified. An ‘opening position disclosure’ must contain, among other things, details of the person’s ‘interests’ and ‘short positions’ in any ‘relevant securities’ of each of (i) the Company and (ii) any securities exchange offeror(s). An ‘opening position disclosure’ by a person to whom Rule 8.3(a) applies must be made by no later than 3:30 pm (Irish time) on the day that is ten ‘business days’ following the commencement of the ‘offer period’ and, if appropriate, by no later than 3:30 pm (Irish time) on the day that is ten ‘business days’ following the announcement in which any securities exchange offeror is first identified.

Under Rule 8.3(b) of the Irish Takeover Rules, if any person is, or becomes, ‘interested’ (directly or indirectly) in 1% or more of any class of ‘relevant securities’ of the Company, all ‘dealings’ in any ‘relevant securities’ of the Company or any securities exchange offeror (including by means of an option in respect of, or a derivative referenced to, any such ‘relevant securities’) must be publicly disclosed by not later than 3:30 pm (Irish time) on the ‘business day’ following the date of the relevant transaction. This requirement will continue until the ‘offer period’ ends. If two or more persons cooperate on the basis of any agreement either express or tacit, either oral or written, to acquire an ‘interest’ in ‘relevant securities’ of the Company, they will be deemed to be a single person for the purpose of Rule 8.3 of the Irish Takeover Rules. A disclosure table, giving details of the companies in whose ‘relevant securities’ ‘dealings’ should be disclosed can be found on the Irish Takeover Panel’s website at www.irishtakeoverpanel.ie.

If two or more persons co-operate on the basis of an agreement or understanding, whether express or tacit, either oral or written, to acquire or control an interest in relevant securities of an offeree company or a securities exchange offeror, they will be deemed to be a single person for the purpose of Rule 8.3 of the Irish Takeover Rules.

Opening Position Disclosures must also be made by the offeree company and by any offeror and Dealing Disclosures must also be made by the offeree company, by any offeror and by any persons acting in concert with any of them (see Rules 8.1 and 8.2 of the Irish Takeover Rules).

In general, interests in securities arise when a person has long economic exposure, whether conditional or absolute, to changes in the price of the securities. In particular, a person will be treated as having an ‘interest’ by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.

Terms in quotation marks are defined in the Irish Takeover Rules, which can be found on the Irish Takeover Panel’s website.

Details of the offeree and offeror companies in respect of whose relevant securities Opening Position Disclosures and Dealing Disclosures must be made can be found in the Disclosure Table on the Takeover Panel’s website at www.irishtakeoverpanel.ie, including details of the number of relevant securities in issue, when the offer period commenced and when any offeror was first identified. If you are in any doubt as to whether or not you are required to disclose a ‘dealing’ under Rule 8, please consult the Irish Takeover Panel’s website at www.irishtakeoverpanel.ie or contact the Irish Takeover Panel at telephone number +353 1 678 9020.

Sources of Information

(1)	See the Company’s report on Form 10-Q for the quarterly period ended June 30, 2023, including at pages 9 and 44.

(2)	See the Company’s report on Form 10-Q for the quarterly period ended June 30, 2023, including at pages 13, 54 and 55.

(3)	See the Company’s report on Form 10-Q for the quarterly period ended June 30, 2023 at page 30, which disclosed an outstanding term loan in the amount of US$16.3 million and which loan was stated to have a maturity date of 11 October 2023.

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